Exhibit 12-a
ADC Telecommunications
Ratio of Earnings to Fixed Charges
Instructions to Paragraph 503(d) — SEC Handbook

	Fiscal Year Ended October 31
	2005		2004		2003	2002	2001
Earnings
Income (loss) before income taxes	$92.7		$35.6		$(44.9)	$(728.0)	$(1,728.6)

ADD
+ Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	—		—		—	2.6	9.7
+ Fixed Charges	15.0		14.7		7.2	9.7	16.2
+ Distributed income of equity investees	—		—		—	—	—
+ ADC’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—	—	—

Sub-total	107.7		50.3		(37.7)	(715.7)	(1,702.7)

SUBTRACT
- Interest Capitalized	—		—		—	—	—
- Preference security dividend requirements of consolidated subsidiaries	—		—		—	—	—
- Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—		—	—	—

Sub-total	—		—		—	—	—

Total Earnings	$107.7		$50.3		$(37.7)	$(715.7)	$(1,702.7)

Fixed Charges
Interest Expensed	$11.2		$8.8		$3.6	$2.4	$8.8
Interest Capitalized					—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.5		1.6		0.6	—	—
Interest Within Rental Expense	2.3		4.3		3.0	7.3	7.4
Preference Security Dividend Requirements	—		—		—	—	—

Total Fixed Charges	$15.0		$14.7		$7.2	$9.7	$16.2

Ratio of Earnings to Fixed Charges	7.2	x	3.4	x	—	—	—
Deficiency of Earnings to Fixed Charges	—		—		$44.9	$725.4	$1,718.9